Exhibit 99.4

Fact Sheet

Revenue Growth- Q3 25

	Reported	CC
QoQ growth (%)	0.9%	1.7%
YoY growth (%)	5.9%	6.1%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Reported	CC
Financial services	27.8	27.2	27.8	5.8	6.1
Manufacturing	15.5	15.7	14.9	10.0	10.7
Retail	13.8	13.3	14.6	0.0	0.1
Energy, Utilities, Resources & Services	13.5	13.5	13.2	8.6	8.6
Communication	11.2	11.9	11.4	4.4	4.0
Hi-Tech	7.9	8.0	7.7	8.5	8.4
Life Sciences	7.6	7.3	7.6	6.5	6.3
Others	2.7	3.1	2.9	1.3	3.2
Total	100.0	100.0	100.0	5.9	6.1

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Reported	CC
North America	58.4	57.4	59.0	4.9	4.8
Europe	29.8	29.8	28.2	11.9	12.2
Rest of the world	8.7	9.7	10.4	(11.7)	(11.1)
India	3.1	3.1	2.4	38.3	40.1
Total	100.0	100.0	100.0	5.9	6.1

Client Data

	Quarter ended
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023
Number of Clients
Active	1,876	1,870	1,872
Added during the period (gross)	101	86	88
Number of Million dollar clients*
1 Million dollar +	997	985	944
10 Million dollar +	301	307	308
50 Million dollar +	89	86	82
100 Million dollar +	41	41	40
Client contribution to revenues
Top 5 clients	12.7%	13.7%	13.4%
Top 10 clients	19.9%	20.9%	20.0%
Top 25 clients	34.2%	34.7%	33.7%
Days Sales Outstanding*	74	73	72

*	LTM (Last twelve months) Revenues

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023
Effort
Onsite	24.0	24.1	24.4
Offshore	76.0	75.9	75.6
Utilization
Including trainees	83.4	84.3	81.7
Excluding trainees	86.0	85.9	82.7

Employee Metrics

(Nos.)

	Quarter ended
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023
Total employees	323,379	317,788	322,663
S/W professionals	306,528	300,774	304,590
Sales & Support	16,851	17,014	18,073
Voluntary Attrition % (LTM - IT Services)	13.7%	12.9%	12.9%
% of Women Employees	39.0%	39.0%	39.3%

Cash Flow

In US $ million

	Quarter ended
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023
Free cash flow (1)	1,263	839	665
Consolidated cash and investments (2)	4,653	4,626	3,903

In crore

	Quarter ended
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023
Free cash flow (1)	10,647	7,010	5,548
Consolidated cash and investments (2)	39,836	38,767	32,476

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)
(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2024	Dec 31, 2023	Growth % YoY	Sep 30, 2024	Growth % QoQ
Revenues	4,939	4,663	5.9%	4,894	0.9%
Cost of sales	3,444	3,274	5.2%	3,400	1.3%
Gross Profit	1,495	1,389	7.6%	1,494	0.1%
Operating Expenses:
Selling and marketing expenses	218	204	6.9%	221	-1.4%
Administrative expenses	224	229	-2.2%	240	-6.7%
Total Operating Expenses	442	433	2.1%	461	-4.1%
Operating Profit	1,053	956	10.1%	1,033	1.9%
Operating Margin %	21.3	20.5	0.8%	21.1	0.2%
Other Income, net(1)	90	79	13.9%	72	25.0%
Profit before income taxes	1,143	1,035	10.4%	1,105	3.4%
Income tax expense	337	301	12.0%	327	3.1%
Net Profit (before minority interest)	806	734	9.8%	778	3.6%
Net Profit (after minority interest)	804	733	9.6%	777	3.5%
Basic EPS ($)	0.19	0.18	9.6%	0.19	3.5%
Diluted EPS ($)	0.19	0.18	9.5%	0.19	3.5%
Dividend Per Share ($)(2)	-	-	-	0.25	-

Consolidated statement of Comprehensive Income for nine months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2024	Dec 31, 2023	Growth %
Revenues	14,547	13,997	3.9%
Cost of sales	10,103	9,755	3.6%
Gross Profit	4,444	4,242	4.8%
Operating Expenses:
Selling and marketing expenses	671	633	6.0%
Administrative expenses	693	692	0.1%
Total Operating Expenses	1,364	1,325	2.9%
Operating Profit	3,080	2,917	5.6%
Operating Margin %	21.2	20.8	0.3%
Other Income, net(1)	249	196	27.0%
Profit before income taxes	3,329	3,113	6.9%
Income tax expense	981	904	8.5%
Net Profit (before minority interest)	2,348	2,209	6.3%
Net Profit (after minority interest)	2,345	2,208	6.2%
Basic EPS ($)	0.57	0.53	6.1%
Diluted EPS ($)	0.56	0.53	6.0%
Dividend Per Share ($)(2)(3)	0.25	0.22	16.7%

(1)	Other income is net of Finance Cost
(2)	USD/INR exchange rate of 83.80 considered for Q2’25
(3)	Dividend Growth (%) calculated in INR terms

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Dec 31, 2024	Dec 31, 2023	Growth % YoY	Sep 30, 2024	Growth % QoQ
Revenues	41,764	38,821	7.6%	40,986	1.9%
Cost of sales	29,120	27,253	6.9%	28,474	2.3%
Gross Profit	12,644	11,568	9.3%	12,512	1.1%
Operating Expenses:
Selling and marketing expenses	1,839	1,700	8.2%	1,855	-0.9%
Administrative expenses	1,893	1,907	-0.7%	2,008	-5.7%
Total Operating Expenses	3,732	3,607	3.5%	3,863	-3.4%
Operating Profit	8,912	7,961	11.9%	8,649	3.0%
Operating Margin %	21.3	20.5	0.8%	21.1	0.2%
Other Income, net(1)	758	658	15.2%	604	25.5%
Profit before income taxes	9,670	8,619	12.2%	9,253	4.5%
Income tax expense	2,848	2,506	13.6%	2,737	4.1%
Net Profit (before minority interest)	6,822	6,113	11.6%	6,516	4.7%
Net Profit (after minority interest)	6,806	6,106	11.4%	6,506	4.6%
Basic EPS ()	16.43	14.76	11.4%	15.71	4.6%
Diluted EPS ()	16.39	14.74	11.2%	15.68	4.6%
Dividend Per Share ()	-	-	-	21.00	-

Consolidated statement of Comprehensive Income for nine months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Dec 31, 2024	Dec 31, 2023	Growth %
Revenues	122,064	115,748	5.5%
Cost of sales	84,771	80,666	5.1%
Gross Profit	37,293	35,082	6.3%
Operating Expenses:
Selling and marketing expenses	5,631	5,238	7.5%
Administrative expenses	5,813	5,718	1.7%
Total Operating Expenses	11,444	10,956	4.5%
Operating Profit	25,849	24,126	7.1%
Operating Margin %	21.2	20.8	0.3%
Other Income, net(1)	2,096	1,622	29.2%
Profit before income taxes	27,945	25,748	8.5%
Income tax expense	8,233	7,474	10.2%
Net Profit (before minority interest)	19,712	18,274	7.9%
Net Profit (after minority interest)	19,680	18,264	7.8%
Basic EPS ()	47.52	44.13	7.7%
Diluted EPS ()	47.40	44.08	7.5%
Dividend Per Share ()	21.00	18.00	16.7%

(1)	Other income is net of Finance Cost

As the quarter and nine months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the nine months ended figures reported in this statement.